SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MANUALLY SIGNED


JUN 3 0 2003

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________

PROCESSED
JUL 0 2 2003
THOMSON FINANCIAL

Commission file number: 1-12305

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

FIRSTFED AMERICA BANCORP, INC.
ONE FIRSTFED PARK
Swansea, MA 02777


03025862

00225021.doc

REQUIRED INFORMATION

Item 1-3. The First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23.1 Consent of KPMG LLP
99.0 Certification Pursuant Section 906 of the Sarbanes-Oxley Act of 2002

FINANCIAL INFORMATION


KPMG

FIRST FEDERAL SAVINGS BANK OF AMERICA EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

FIRST FEDERAL SAVINGS BANK OF AMERICA
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Table of Contents

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA) have been omitted because there is no information to report.



99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

Plan Administrator
First Federal Savings Bank of America
Employees' Savings & Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2002. These financial statements are the responsibility of First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for each of the years in the two-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Schedule is the responsibility of Plan management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, Massachusetts
May 30, 2003



FIRST FEDERAL SAVINGS BANK OF AMERICA
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

		2002	2001
Assets:			
Investments, at fair value (note 4):			
Cash and cash equivalents	$	128,961	90,732
FIRSTFED AMERICA BANCORP, INC. common stock		3,887,708	2,617,820
Investment in BGI common/collective trust funds		12,290,209	4,932,848
Participant loans receivable		429,495	89,545
Total investments		16,736,373	7,730,945
Receivables:			
Contributions receivable		86,500	78,000
Other receivable		5,651	—
Total assets		16,828,524	7,808,945
Liabilities:			
Other liabilities, net		—	4,056
Net assets available for benefits	$	16,828,524	7,804,889

See accompanying notes to financial statements.

FIRST FEDERAL SAVINGS BANK OF AMERICA
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:		
Investment income:		
Dividend and interest income	$ 147,820	84,332
Participant loan income	22,153	9,168
Total investment income	169,973	93,500
Net depreciation in fair value of investments (note 4)	(123,930)	(93,213)
Contributions:		
Employee	1,696,612	830,899
Employer	591,773	249,960
Rollovers	29,545	34,740
Total contributions	2,317,930	1,115,599
Transfer from other benefit plan (note 5)	7,623,006	—
Total additions	9,986,979	1,115,886
Deductions from net assets attributed to:		
Benefits paid to participants	890,679	223,970
Administrative expenses	72,665	36,115
Increase in net assets available for plan benefits	9,023,635	855,801
Net assets available for plan benefits, beginning of year	7,804,889	6,949,088
Net assets available for plan benefits, end of year	$ 16,828,524	7,804,889

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust (the Plan) provides only general information, and participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is a defined contribution plan sponsored by First Federal Savings Bank of America (the Bank). The Bank became a wholly owned subsidiary of FIRSTFED AMERICA BANCORP, INC. (the Company) on January 15, 1997.

(a) General

Employees become participants in the Plan in the month following date of hire. Beginning January 1, 1998, employees are not eligible to receive employer contributions until the first day of the month following the date the employee completes 12 months of employment with the Bank and at least 1,000 hours of service in the 12-month period. In addition, the Plan was amended effective January 1, 1998 to exclude hourly employees employed after January 1, 1998. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Participants may contribute up to 20% of their annual wages, subject to Internal Revenue Service contribution limitation requirements which were $11,000 and $10,500 in 2002 and 2001, respectively. The Bank will make a matching contribution equal to 50% of the employee's deferral not to exceed 3% of the employee's eligible compensation. Plan participants can make pre-tax elective deferrals to the Plan in multiples of 1% of Plan salary.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, the Bank's matching contribution and earnings on the account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

(d) Vesting

Participants are immediately vested in their voluntary contributions and employer contributions plus actual earnings thereon.

(e) Payment of Benefits

On termination of service, a participant may elect to receive either a single lump sum amount equal to the value of his or her vested account, or if the total vested account equals or exceeds $500, the participant may elect, in lieu of a lump-sum payment, to be paid in annual installments over a period of 2 to 10, 15 or 20 years with the right to take, in a lump sum, the vested balance of the account at any time during such payment period. If the participant's life expectancy is actuarially determined to be less than the period elected, the maximum period over which the participant can receive annual installments will be the next lower payment period.

(Continued)

(f) ***Participant Investment Options***

Each participant currently has the option of allocating contributions to any of the following investment funds managed by Barclays Global Investors (BGI). The investment funds, other than employer stock, are part of a common/collective trust fund.

500 Stock Fund – A passively managed, diversified equity portfolio with the objective of simulating the performance of the Standard & Poor's (S&P) Composite Index of 500 stocks. An investment in the 500 Stock Fund provides an opportunity for investment growth generally consistent with that of widely traded common stock, but with a corresponding risk of decline in value.

Stable Value Fund – A portfolio of fixed income contracts with the objective of maximizing income at minimum risk of capital. Contributions are invested in fixed-income instruments including but not limited to group annuity contracts issued by insurance companies.

Midcap Stock Fund – A passively managed, diversified portfolio of stocks with the objective of replicating the performance of the S&P Midcap Index. An investment return generally consistent with that of smaller to medium-sized company stocks, with an above average potential for increase or decrease in value.

Government Money Market Fund – A government instrument fund with the objective of maximizing income at minimum risk of capital with underlying investments in obligations issued or guaranteed by the United States government or agencies or instrumentalities thereof.

Bond Market Fund – A portfolio of high quality treasury, agency, corporate, and asset/mortgage-backed securities with the objective of replicating the total performance of the Lehman Brothers Aggregate Bond Index.

International Fund – A portfolio invested in foreign stocks in multiple countries with the objective of offering the potential return of investing in the stocks of established non-U.S. companies, as well as the potential risk-reduction of broad diversification.

Income Plus Fund – A portfolio with approximately 80% of its investments in a combination of stable value investments and U.S. bonds, with the balance invested in U.S. and international stocks, with the objective of preserving the value of the investment over short periods of time and offering some potential for growth.

Growth & Income Fund – A portfolio invested in U.S. domestic and international stocks, U.S. domestic bonds, and stable value investments with the objective of providing a balance between the pursuit of growth and protection from risk.

Growth Fund – The Growth Fund invests the majority of its assets in both domestic and international stocks. Its long-term objective is to pursue high growth of invested capital over time.

500 Value Stock Fund – A diversified portfolio of large-capitalization value held in the S&P/BARRA Value Index.

500 Growth Stock Fund – A diversified portfolio of large-capitalization growth stocks held in the S&P/BARRA Growth Index.

Russell 2000 Stock Fund – The Fund invests in most, or all of the stocks held in the Russell 2000 Index, which is one of the better-known indexes used to measure the performance of U.S. small company stocks.

FIRSTFED AMERICA BANCORP, INC. Common Stock – Invests in shares of FIRSTFED AMERICA BANCORP, INC. common stock.

(g) Loans

Participants may borrow from the vested portion of their regular account or rollover account any amount between $1,000 and $50,000 (reduced by their highest outstanding loan balance(s) from the Plan during the preceding 12 months), subject to the following further limitation:

In no event may a participant borrow more than 50% of the combined vested balance of the regular account and rollover account, if any.

Participants may borrow only once in each calendar year from their regular account and once in each calendar year from their rollover account, if any. Each loan must be for at least $1,000. The amount of the loan will first be deducted from the taxable portion of the account, if any, and then from the after-tax contributions, if necessary.

The rate of interest for the term of the loan will be established as of the loan date, and shall be a reasonable rate of interest generally comparable to the rates of interest then in effect at a major banking institution.

The repayment period is between 1 and 15 years for loans used exclusively for the purchase of a primary residence or between one and five years for all other loans. After 12 monthly payments have been made, participants may repay the outstanding balance of the loan.

Defaults on participants' loans during the year are treated as a distribution of each individual's account balance.

(h) Plan Amendment

The Plan was amended effective September 1, 2002 to allow participant to contribute up to 20% of their wages and to allow participants who have attained age 50 make catch-up contributions.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

(Continued)

(b) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Shares of FIRSTFED AMERICA BANCORP, INC. common stock are recorded at fair value as determined by quoted market prices. The BGI common/collective trust funds are valued on the basis of market valuations provided by independent pricing services. Units of BGI common/collective trust funds are valued on the basis of the unit value established for each fund at each valuation date. Valuation of the funds' units occurs daily. Unit values are determined by dividing the value of each fund's net assets by the number of units outstanding on the valuation date. Purchases and sales of securities are reflected on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Loans to participants are recorded at cost which approximates fair value.

(d) Payment of Benefits

Benefits are recorded when paid.

(3) Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter, dated June 30, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended afterwards and the Plan Administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

(Continued)

FIRST FEDERAL SAVINGS BANK OF AMERICA
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2002 and 2001

(4) Investments

The following table represents the fair value of individual investments that represent 5% or more of the Plan's net assets:

		December 31	
		2002	**2001**
FIRSTFED AMERICA BANCORP, INC. common stock, 156,447 and 150,883 shares, respectively	$	3,887,708	2,617,820
Investments in common/collective trust funds:			
500 Stock Fund, 300,199 and 146,917 units, respectively		3,584,379	2,248,404
Government Money Market Fund, 2,798,794 and 321, 548 units, respectively		2,798,794	321,548
Stable Value Fund, 106,860 and 68,587 units, respectively		1,500,314	909,160
Russell 2000 Stock Fund, 120,817 and 5,942 units, respectively		1,124,808	71,707
Midcap Stock Fund, 51,369 and 30,625 units, respectively		818,820	570,198

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(123,930) and $(93,213), respectively, as follows:

		2002	**2001**
FIRSTFED AMERICA BANCORP, INC. common stock	$	1,136,576	194,249
Investments in common/collective trust funds		(1,260,506)	(287,462)
	$	(123,930)	(93,213)

(5) Transfer From Other Benefit Plan

During 2002, the Sponsor acquired People's Bancshares Inc. As a result, the plan assets of the Peoples' 401(k) Plan were transferred into the Plan effective July 1, 2002.

(6) Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. In the event of Plan termination, participants will become fully vested in their accounts.

Schedule I

FIRST FEDERAL SAVINGS BANK OF AMERICA
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of issue	(c) Number of shares/units/ description of investment	(d) Cost	(e) Current value
	Cash and cash equivalents	—	$ 128,961	128,961
*	FIRSTFED AMERICA BANCORP, INC. common stock	156,547	2,022,561	3,887,708
	BGI 500 Stock Fund	300,199	4,137,448	3,584,379
	BGI Stable Value Fund	106,860	1,294,878	1,500,314
	BGI Midcap Stock Fund	51,369	834,633	818,820
	BGI Government Money Market Fund	2,798,794	2,798,794	2,798,794
	BGI Bond Market Fund	25,907	406,434	446,473
	BGI International Fund	41,764	623,103	536,836
	BGI Income Plus Fund	6,240	77,727	80,502
	BGI Growth & Income Fund	28,788	358,801	338,834
	BGI Growth Fund	52,571	628,950	541,425
	BGI 500 Value Stock Fund	27,694	256,207	221,000
	BGI 500 Growth Stock Fund	45,569	366,059	298,024
	BGI Russell 2000 Stock Fund	120,817	1,322,145	1,124,808
**	Participant loans receivable	429,495	429,495	429,495
			$ 15,686,196	16,736,373

* Party in interest

** Loans granted to plan participants, varying maturities and interest rates from 5.75% to 10.50%, secured by, at minimum 50% of vested account balances.

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 6/27/03

FIRST FEDERAL SAVINGS BANK OF AMERICA EMPLOYEES' SAVINGS & PROFIT SHARING PLAN



Anthony Weatherford
Plan Administrator

EXHIBIT 23.1
CONSENT OF KPMG LLP

Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
FIRSTFED AMERICA BANCORP, INC.:

We consent to incorporation by reference in the Registration Statement on Form S-8 of FIRSTFED AMERICA BANCORP, INC. of our report dated May 30, 2003, relating to the statements of net assets available for plan benefits of First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2002 and 2001, the related statements of changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 2002, and the supplemental schedule of assets (held at end of year), which report appears in the December 31, 2002 Annual Report on Form 11-K of First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust.

KPMG LLP

Boston, Massachusetts
June 30, 2003

EXHIBIT 99.0
CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Exhibit 99.0

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Each of the undersigned officers of FIRSTFED AMERICA BANCORP, INC., a Delaware corporation (the "Company"), does hereby certify to such officer's knowledge that:

The Annual Report on Form 11-K for the year ended December 31, 2002 (the "Form 11-K") of the First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust (the "Plan") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 27, 2003



Anthony Weatherford
Vice President and Plan Administrator

Date: June 27, 2003



Edward A. Hjerpe, III
Executive Vice President, Chief Operating Officer and Chief Financial Officer
(principal financial officer)